[BCE INC. LOGO]	News release
For Immediate Release

BCE reports results of series AG and AH preferred share conversions

MONTRÉAL, April 21, 2011 – BCE Inc. (TSX, NYSE: BCE) today announced that 370,067 of its 10,051,751 Cumulative Redeemable First Preferred Shares, Series AG (series AG preferred shares) have been tendered for conversion on May 1, 2011, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AH (series AH preferred shares). In addition, 1,159,372 of its 3,948,249 series AH preferred shares have been tendered for conversion on May 1, 2011, on a one-for-one basis, into series AG preferred shares. Consequently, on May 1, 2011, BCE will have 10,841,056 series AG preferred shares and 3,158,944 series AH preferred shares issued and outstanding. The series AG preferred shares and the series AH preferred shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.G and BCE.PR.H, respectively.

The series AG preferred shares will pay on a quarterly basis, for the five-year period beginning on May 1, 2011, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 4.50%.

The series AH preferred shares will continue to pay a monthly floating adjustable cash dividend for the five-year period beginning on May 1, 2011, as and when declared by the Board of Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the series AH preferred shares in the preceding month) and the Designated Percentage for the preceding month.

About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs: Bell Mobility wireless, high-speed Bell Internet, Bell Satellite TV and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets IP-broadband and information and communications technology (ICT) services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit www.bell.ca/letstalk.

Bell is wholly owned by BCE Inc. BCE shares are listed in Canada and the United States. For BCE corporate information, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca. For Bell Media, please visit www.bellmedia.ca.

Media inquiries:
Marie-Ève Francœur
Bell Media Relations
514 391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca